December 4, 2025

Mark White
Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown, Suite 550
Houston, TX 77056

       Re: Nexalin Technology, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-41507
Dear Mark White:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Martin S. Siegel, Esq.